Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

POSITIVE EXPLORATION RESULTS ENCOUNTERED AT MULTIPLE PROJECTS: AMARUQ DRILLING CONTINUES TO EXTEND KNOWN ZONES AND DISCOVER NEW OCCURRENCES; EXTENSION OF NEAR-MINE MINERALIZATION AT LA INDIA; STRIKE LENGTH OF KNOWN MINERALIZED ZONES INCREASED AT EL BARQUENO AND BARSELE

Toronto (September 5, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on its recent 2017 exploration activities at the Amaruq project in Nunavut, the Barsele project in Sweden and the La India Mine and El Barqueno project in Mexico.  Highlights include:

•                  Drilling at Amaruq traces gold beneath current Whale Tail and V Zone mineral resources — AMQ17-1418 intersects a strongly mineralized quartz vein that returned 8.6 grams per tonne (“g/t”) gold over 38.7 metres at 273 metres depth extending the V Zone to the east of the proposed pit

•                  New Tugak structure identified 4.5 kilometres west of Whale Tail at Amaruq — Initial drill results include 2.5 g/t gold over 10.0 metres near surface.  Follow up drilling is planned

•                  At the Barsele project, drilling infills area between Central and Avan zones — High-grade interval in Central Zone intersects 5.4 g/t gold over 11.5 metres at 275 metres depth

•                  La India drilling extends near-pit mineralization and other near-mine targets, mineral reserves and mineral resources expected to increase at year-end 2017 — Drilling at El Realito intersects 9.5 g/t gold and 36 g/t silver over 7.3 metres at 92 metres depth, while drilling at La Chipriona intersects 1.4 g/t gold and 67 g/t silver over 40.3 metres near surface.  Both of these zones are outside of the current mine plan

•                  At El Barqueno, drilling extends strike length of Azteca-Zapateco zones by over 1,000 metres to west onto Cuauhtémoc zone — Recent results in far west include 6.3 g/t gold and 45 g/t silver over 5.7 metres at 201 metres depth

“Our solid operational performance has generated strong cash flow, which has allowed us to maintain a robust exploration budget both at our mine sites and at our exploration/development projects in 2017.  As a result, we continue to make new discoveries and extend the mineralization at multiple projects,” said Sean Boyd, Chief Executive Officer of Agnico Eagle.  “We believe that there is good potential to expand and upgrade the mineral resources and mineral reserves at many of our key projects by year-end 2017”, added Mr. Boyd.

Amaruq Satellite Deposit — V Zone Expands at Depth and to West; Whale Tail Ore Shoot Extended, Directional Drill Program Reaching Below Current Mineral Resources; New Tugak Showing Discovered 4.5 Kilometres West of Planned Whale Tail Pit; I Zone Confirmed by New Drilling

Agnico Eagle has a 100% interest in the Amaruq satellite deposit, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 116,717-hectare property, near the 77,411-hectare Meadowbank property.  A significant gold discovery was made on the Amaruq property in 2013, and activities since that time have focused on the development of satellite mineralization to feed the existing 11,000 tonne per day Meadowbank mill.

At December 31, 2016, the Amaruq property contained an open pit indicated mineral resource of 2.1 million ounces of gold (16.9 million tonnes grading 3.88 g/t gold); an open pit inferred mineral resource of 763,000 ounces gold (4.9 million tonnes grading 4.81 g/t gold); and an underground inferred mineral resource of 1.4 million ounces gold (6.8 million tonnes grading 6.22 g/t gold).

In February 2017, the Company’s Board of Directors approved the development of the Amaruq property pending the receipt of the required permits.

The first phase of a planned $22 million, 75,000 metre drill program commenced in early February 2017 and, to the end of July, 352 holes (65,600 metres) were drilled.  The infill drill program at IVR and Whale Tail were completed in late May.  Since then, drilling has focused on extension of the V Zone to the east, west and at depth and extension of the Whale Tail deposit at depth.  Additionally, drilling continues on multiple regional targets north and west of Mammoth Lake, such as the new Tugak showing, which is more than four kilometres west of the current mineral resources.  Exploration results continue to expand the mineralization below the planned Whale Tail and proposed V Zone open pits, with continued success at depth in both deposit areas.  The I Zone, which was discovered in 2013, has been intersected in several recent holes north of the V Zone, demonstrating continuity with previous drill intercepts.

The second phase of the 2017 Amaruq drill program has already commenced.  It is targeting extensions of the Whale Tail deposit and V Zone and testing the continuity of the new Tugak structure.

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit, the I and V Zones and the Tugak showing, Amaruq project

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ17-1345	WT	275.0	312.6	257	35.3	6.9	6.9
AMQ17-1355	V Zone	395.3	399.1	349	3.8	5.2	5.2
and	V Zone	503.8	507.2	442	2.9	11.3	11.3
AMQ17-1366	WT	379.7	428.1	340	24.2	7.6	7.6
including		419.3	428.0	357	4.4	17.7	17.5
AMQ17-1397	V Zone	103.0	109.1	76	5.3	4.8	4.8
AMQ17-1418	V Zone	327.8	372.5	273	38.7	40.0	8.6
including		327.8	332.2	257	4.1	70.7	8.1
including		339.0	342.3	265	2.9	174.5	11.4
including		351.8	355.0	275	2.8	81.6	23.1
including		361.7	372.5	286	8.8	58.9	21.4
AMQ17-1426	V Zone	78.0	83.0	77	3.5	24.8	24.8
and	V Zone	170.5	177.0	168	5.0	7.4	7.4
AMQ17-1433D	WT	702.5	710.8	596	4.8	6.4	6.4
and	WT	728.1	757.0	624	16.6	3.9	3.9
including		730.5	736.5	617	3.4	7.2	7.2
including		744.0	749.2	627	3.0	6.1	6.1
AMQ17-1437	V Zone	50.0	53.5	40	2.8	8.0	8.0
AMQ17-1447	Tugak	318.7	324.0	259	2.8	3.0	3.0
AMQ17-1455	I Zone	142.3	154.0	139	8.3	4.9	4.9
AMQ17-1457	I Zone	174.0	185.1	166	7.8	3.9	3.9
AMQ17-1469	Tugak	10.7	26.3	14	10.0	2.5	2.5
including		10.7	17.7	11	4.5	3.9	3.9
AMQ17-1475	V Zone	647.2	657.5	610	9.0	8.5	8.5
AMQ17-1477	Tugak	117.0	121.0	100	3.6	3.3	3.3

*                                         Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the I and V Zones) use a capping factor of 60 g/t gold.  Gold values from the Tugak showing are not capped.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

V Zone

The V Zone consists of a series of parallel stacked quartz vein structures striking northeast and dipping shallowly to the southeast from near surface.  Recent drill results have increased the depth an additional 70 metres to 610 metres below surface locally.  The V Zone remains open at depth.

East of the proposed V Zone pit are a few significant new drill holes that intersected mineralization outside and below the pit outline.  Immediately east of the planned pit outline, hole AMQ17-1418 intersected mineralization over several closely spaced intervals; the hole intersected 8.6 g/t gold over 38.7 metres at 273 metres depth, including a strongly mineralized quartz vein that intersected 21.4 g/t gold over 8.8 metres at 286 metres depth.  Approximately 200 metres southeast of this, hole AMQ17-1475 cut the deepest drill intercept in the V Zone to date, intersecting 8.5 g/t gold over 9.0 metres at 610 metres depth.  The latter intercept represents a down-dip advance of 170 metres to the southeast (and a 70 metre descent in vertical depth) in the lowest known mineralized V Zone structure.

Located 120 metres northwest of the proposed V Zone pit outline, hole AMQ17-1455 intersected the I Zone on strike and 70 metres west of previous intersections, with results of 4.9 g/t gold over 8.3 metres at 139 metres depth.  Approximately 170 metres to the northeast, hole AMQ17-1457 intersected the same type of mineralization returning 3.9 g/t gold over 7.8 metres at 166 metres depth.  Very limited drilling has been completed in this area.  The I Zone remains open to the west.

Drilling continued to trace a western extension of the V Zone, up to 300 metres west of the proposed V Zone pit outline.  Hole AMQ17-1426 encountered two distinct gold intervals, returning 24.8 g/t gold over 3.5 metres at 77 metres depth and 7.4 g/t gold over 5.0 metres at 168 metres depth.  The V Zone structures remain open to the west and at depth.  Another 500 metres farther west from hole AMQ17-1426 in an area not previously drilled, hole AMQ17-1437 reported 8.0 g/t gold over 2.8 metres at 40 metres depth.  The relationship of this intercept to the V Zone will be investigated further.

Whale Tail

Conversion drilling completed in June has confirmed the robustness of the mineralization within the main ore-shoot in the Whale Tail deposit.  For example, hole AMQ17-1366 intersected 7.6 g/t gold over 24.2 metres at 340 metres depth.  The second phase drill program this year will target a deep extension of the higher grade ore shoot.

A directional drilling program is underway to determine if the favourable geological units hosting the gold mineralization continue at depth below the Whale Tail deposit, with branches being drilled from two “mother holes” so far, to reach specific depths in search of favourable host rocks.  Hole AMQ17-1433D is a branch that was drilled to approximately 680 metres depth; preliminary results show multiple intercepts such as 6.4 g/t gold over 4.8 metres at 596 metres depth and 7.2 g/t gold over 3.4 metres at 617 metres depth.

To date, the Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 732 metres depth; it remains open at depth and along strike.

Tugak showing

Exploration drilling west of Mammoth Lake has encountered what the Company interprets to be a favourable mineralization host, with sedimentary rocks enclosed between two layers of ultramafics, geologically similar to the main mineralization at the Whale Tail deposit.  Located approximately 4.5 kilometres west of the western limit of the planned Whale Tail pit outline, the newly discovered “Tugak showing” is returning encouraging results.  Hole AMQ17-1469 intersected 2.5 g/t gold over 10.0 metres near surface, including 3.9 g/t gold over 4.5 metres.  Approximately 300 metres to the northwest, hole AMQ17-1477 intersected 3.3 g/t gold over 3.6 metres at 100 metres depth.  The Tugak showing requires more investigation to determine its shape and extent, and its relationship to Whale Tail and the IVR deposits.

Future Activities

Additional drill results are expected during the second phase of the 2017 program.  Regional exploration will continue using two drill rigs in the Mammoth Lake area.  Other areas of interest closer to the mineral resources will be probed using four drill rigs, including near-surface exploration west of the IVR deposit and investigating the deep portions of V Zone and Whale Tail.

Approximately $78 million is being spent on capital costs at Amaruq in 2017, primarily on the recently completed all-weather exploration road, additional technical studies and the procurement of materials and equipment.

On August 20, 2017, the 64-kilometre-long exploration road from Meadowbank had reached the Amaruq camp on budget and half a month ahead of schedule.  Development of the Amaruq exploration ramp has been permitted and planning is underway; construction of the ramp is planned to begin in early 2018.

On June 15, 2017, the Company and the Kivalliq Inuit Association signed an Inuit Impact and Benefit Agreement (“IIBA”) for the Whale Tail Project.  The Whale Tail IIBA addresses protection of Inuit values, culture and language and provides for enhanced access by Inuit to employment, training and business opportunities.  The IIBA contains implementation and monitoring measures that will ensure these goals are achieved.

Agnico Eagle is working closely with the Nunavut Impact Review Board (“NIRB”) and the Nunavut Water Board (“NWB”) on the Whale Tail joint permitting process.  NIRB/NWB has coordinated the technical review, which is underway; technical meetings and a prehearing conference were held in Baker Lake from April 27 to May 2.  The final public hearing is scheduled to take place in September 2017; the permitting team is working with the federal and territorial authorities to resolve remaining issues prior to this final public hearing.  The Whale Tail pit permitting is on schedule and permits are expected by the third quarter of 2018.

The Company expects a conventional open pit mining operation to begin on the Whale Tail deposit in the third quarter of 2019.  Other satellite deposits, such as the V Zone, are being evaluated and considered for future development and will require additional permitting.  The planned Whale Tail pit currently extends to a depth of approximately 250 metres and is open for expansion.

For additional details on the project see the Company’s news releases dated February 15, 2017 and July 26, 2017.

Barsele Project — 400-metre Extension of Mineralized System

On June 11, 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.  The Company is the operator of the project.  The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skiråsen zones).  The property also hosts gold-rich polymetallic volcanogenic massive sulphide (VMS) mineralization (the Norra Zone).  The Central, Avan and Skiråsen zones are now interpreted to be part of the same mineralized system extending approximately 3.0 kilometres of strike length.

In 2016, Agnico Eagle completed an initial mineral resource estimate for the Barsele project that outlined total inferred mineral resources (on a 100% basis) of 1.2 million ounces (21.7 million tonnes grading 1.72 g/t gold).  Drilling results for Barsele were last reported in the Company’s news release dated October 26, 2016.

Drilling at Barsele from January through July 2017 totaled 28,511 metres in 56 holes.  Recent intercepts from this program are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release and the collars are located on the Barsele Project Regional Geology Map.  All intercepts reported for the Barsele project show capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration and confirmation drill results from the Barsele project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AVA16-022	Avan	66.8	109.0	65	30.0	2.03	2.03
including**		91.5	94.0	65	2.0	2.87	2.87
AVA16-024	Avan	22.0	36.0	20	10.0	1.01	1.01
AVA17-001	Avan	223.0	237.0	205	6.6	5.11	5.11
AVA17-004***	Avan	69.0	72.0	50	2.0	5.46	5.46
AVA17-010	Avan	371.0	378.0	320	3.7	9.70	9.47
CNT16-011	Central	351.0	374.0	275	11.5	7.90	5.36
CNT16-032	Central	463.0	555.0	390	62.0	1.63	1.63
CNT17-006	Central	340.0	365.0	265	16.6	5.34	5.34
CNT17-012	Central	362.0	381.8	265	14.5	5.07	3.49
and	Central	507.0	529.0	390	14.8	2.51	1.74
SKI16-002	Skiråsen	857.0	882.0	695	13.0	2.15	2.15
SKI16-015	Skiråsen	362.0	369.0	290	3.7	3.65	3.65
and	Skiråsen	383.0	414.0	315	16.5	2.29	2.29
SKI17-003	Skiråsen	517.0	567.0	445	29.7	3.10	1.75
including		555.0	567.0	460	7.2	5.36	4.65

*                                         Holes at Barsele use a capping factor of 20 g/t gold.

**                                  Hole AVA16-022 intersected a polymetallic vein grading 2.87 g/t gold, 286.4 g/t silver, 2.67% lead and 0.62% zinc over 2.0 metres estimated true width at 65 metres below surface.

***                           Hole AVA17-004 intersected a polymetallic zone grading 5.46 g/t gold, 384.5 g/t silver, 1.93% lead and 2.39% zinc over 2.0 metres estimated true width at 50 metres below surface.

[Barsele Project - Regional Geology Map]

In 2017, the exploration program is focused on expanding the mineral resources along strike and at depth, testing the gap between the Central and Avan zones and investigating certain VMS targets.

Recent high-grade gold intersections demonstrate that the area between the Central and Avan zones is mineralized.  New shallow intersections in the Avan Zone and deep intersections in the Skiråsen Zone indicate that the system is open to the northwest and southeast as well as at depth.  The currently known mineralized system extends approximately 3.0 kilometres along strike and is recognized from surface to approximately 700 metres depth locally.  This is an increase of approximately 400 metres strike length, mainly to the northwest.

At the Avan Zone, hole AVA16-024 was drilled to validate previous drilling; it intersected 1.01 g/t gold over 10.0 metres at 20 metres depth.  This intercept extends the Avan Zone mineralization strike length by 375 metres to the northwest.  Also in the northwest, infill hole AVA17-001 intersected 5.11 g/t gold over 6.6 metres at 205 metres depth.  Expansion hole AVA17-010 intersected a high-grade zone grading 9.47 g/t gold over 3.7 metres at 320 metres depth.  These holes verify that the Avan Zone continues farther to the northwest and remains open in this direction.

Infill hole AVA17-004 intersected a polymetallic quartz vein zone grading 5.46 g/t gold, 384.5 g/t silver, 1.93% lead and 2.39% zinc over 2.0 metres at 50 metres depth, next to a shear structure.  This intersection is similar to the polymetallic zone intersected 100 metres to the southwest in hole AVA16-022, where an intercept graded 2.87 g/t gold, 286.4 g/t silver, 2.67% lead and 0.62% zinc over 2.0 metres at 65 metres depth.  The Company believes that these two intersections might indicate a gold-rich VMS system within the Avan Zone.

In the southeast end of the Central Zone, infill hole CNT16-032 intersected 1.63 g/t gold over 62.0 metres at 390 metres depth.  Infill hole CNT17-012 drilled between the Central and Skiråsen Zones intersected 3.49 g/t gold over 14.5 metres at 265 metres depth.  This indicates that the Central and Skiråsen Zones might be connected in the 100-metre-wide gap between them.

Between the Central and Avan zones, exploration hole CNT17-006 returned intercepts through two lodes: 5.34 g/t gold over 16.6 metres at 265 metres depth, followed by a lower grade intercept of 1.74 g/t gold over 14.8 metres at 390 metres depth.  The upper high grade intersection is located about 90 metres east of the high-grade lode intersected in hole CNT16-011: 5.36 g/t gold over 11.5 metres at 275 metres depth.

In the Skiråsen Zone, infill hole SKI16-015 intersected multiple gold intercepts between 165 and 591 metres depth, including 3.65 g/t gold over 3.7 metres at 290 metres depth and 2.29 g/t gold over 16.5 metres at 315 metres depth.  The hole also intersected anomalous zinc mineralization between 771 and 790 metres depth down-hole, with grades varying 0.10% and 2.8% zinc.

Expansion hole SKI16-002 was extended down to 899 metres total length.  The hole intersected 2.15 g/t gold over 13.0 metres at 695 metres depth, which is the deepest intercept to date at the Barsele project.  This intercept demonstrates that gold- mineralization continues at depth and that the system is still open down-plunge to the southeast.

The plan for the remainder of the year at Barsele is to continue expansion and infill drilling on the Avan, Central and Skiråsen zones, and to drill-test regional targets.  Additional trenching is planned at the Central Zone as well as regional basal till sampling.

La India — Exploration Focused on Extending Near-Pit Mineralization and Other Near-Mine Targets

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

In the first half of the year, infill drilling was carried out on the Main Zone to evaluate the potential to extend mineral reserves and mineral resources below the current pit design.

Drilling was also carried out at the nearby El Realito, Chipriona, Cerro de Oro and El Cochi zones in the first half, with encouraging results.  These areas are being drilled to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the current mining areas.  Additional exploration work is planned in these areas in the second half of 2017.

Mine-site exploration at the La India property from January through July 2017 includes 19,790 metres in 182 holes of the 26,000-metre budget in 2017.  The mine-site exploration in this period comprises 4,962 metres (45 holes) in the Main Zone, 9,750 metres (78 holes) at El Realito, 3,878 metres (45 holes) at El Cochi and 1,170 metres (14 holes) at Cerro de Oro.  In addition, the regional exploration at the La India property in this period completed 2,292 metres (9 holes) at Chipriona as part of the 10,000-metre budget which is distributed among various satellite targets.

Selected recent drill results from the La India mine property are set out in the table below; the drill hole collar coordinates are set out in a table in the Appendix of this news release and the collars are located on the La India Area Property and Location Map.  All intercepts reported for the La India mine property show uncapped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Additional drilling is planned in the second half of 2017.  Given the increases in mineral reserves and mineral resources in 2016 and the success of the ongoing exploration program, the Company is evaluating location options to construct additional heap leach pad capacity.

Recent exploration drill results from the La India mine area

Drill Hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)
INMRC16-2262	Main	80.0	118.0	102	37.7	0.88	1
INMRC17-2285	Main	10.0	37.0	24	24.8	1.15	<1
including		29.0	34.0	32	4.7	1.97	<1
INMRC17-2287	Main	29.0	49.0	39	18.7	0.88	20
including		37.0	43.0	40	5.2	1.52	41
INMRC17-2293	Main	83.0	128.0	106	39.0	0.71	6
including		100.0	113.0	107	11.3	1.34	6
INMRC17-2303	Main	174.0	205.0	183	27.9	1.08	5
including		185.0	199.0	190	12.6	1.76	7
INER16-001	Realito	56.0	65.9	54	9.7	1.53	102
and	Realito	82.0	87.0	73	4.8	8.77	286
INER16-003	Realito	97.0	126.6	61	29.3	0.82	4
including		115.5	120.0	64	4.2	1.50	4
INER16-008	Realito	79.0	85.1	75	5.8	1.21	3
and	Realito	93.9	106.9	90	12.7	4.99	13
including		98.3	105.9	92	7.3	9.50	36
INER16-010	Realito	4.3	22.0	14	15.2	1.58	8
including		8.4	14.8	18	3.8	2.10	11
INER16-018	Realito	70.8	76.9	74	6.1	2.32	14
INER17-073	Realito	54.0	67.0	37	11.8	3.19	5
INEC17-001	Cochi	0.0	16.4	10	13.4	0.46	8
INEC17-022	Cochi	31.0	48.0	43	13.9	1.93	16
including		32.0	38.0	37	4.6	3.00	41
and	Cochi	88.0	122.0	126	28.4	1.18	4
including		97.7	110.0	106	10.9	2.39	6
INEC17-029	Cochi	0.0	20.0	11	18.0	0.70	3
CHP17-001	Chipriona	0.0	74.0	64	51.8	0.28	57
including		0.0	33.0	47	23.1	0.40	106
including		8.0	17.0	44	6.3	0.58	157
CHP17-003	Chipriona	0.0	57.5	25	40.3	1.38	67
including		30.0	57.5	40	19.3	2.47	112
and	Chipriona	79.0	89.0	70	7.0	0.68	58
CHP17-006	Chipriona	54.0	95.6	51	29.1	0.24	61
including		58.0	64.5	49	4.6	0.64	225
CHP17-007	Chipriona	7.5	38.5	16	21.7	0.35	119
including		19.0	24.0	15	3.5	0.76	537

Gold and silver grades in the La India area are uncapped

[La India Area Property and Location Map]

La India’s Main Zone

During the second quarter, infill (conversion) and step-out drilling was carried out on La India’s Main Zone to evaluate the potential to extend the mineral reserves inside the current pit design and to explore opportunities to increase mineral resources outside the currently planned pit limits.

At the Main Zone, drilling intersected encouraging intervals both inside and outside the existing pit limits.  For example, hole INMRC-17-2303 intersected 1.08 g/t and 5 g/t silver over 27.9 metres at 183 metres depth (below the current pit limit) in continuous mineralization of a mixed sulphide-oxide ore type, opening the opportunity of extending the mineral resources.  Inside the pit shell, hole INMRC17-2293 intersected 0.71 g/t gold and 6 g/t silver over 39.0 metres at 106 metres depth, including 1.34 g/t gold and 6 g/t silver over 11.3 metres.

El Realito and El Cochi Zones

Exploration drilling was conducted at the El Realito and El Cochi satellite projects to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.

At El Realito, which is approximately 1.5 kilometres east of the North and La India zones, exploration is defining and extending the mineralization on the northwest flank of Realito hill.  The results below are the first exploration results released by the Company for the El Realito project.

Exploration initiated early in the first quarter of 2017 focused on infill drilling in El Realito and extending the known mineralization.  Results from the current program appear to confirm the Company’s exploration model that subvertical breccia corridors acted as conduits bringing gold and silver mineralization into favourable subhorizontal layers.  One of the best recent results is hole INER16-008 that intersected 1.21 g/t gold and 3 g/t silver over 5.8 metres at 75 metres depth, and 4.99 g/t gold and 13 g/t silver over 12.7 metres at 90 metres depth, including 9.50 g/t gold and 36 g/t silver over 7.3 metres.  Hole INER16-018 intersected 2.32 g/t gold and 14 g/t silver over 6.1 metres at 74 metres depth.  As well, hole INER17-073 intersected 3.19 g/t gold and 5 g/t silver over 11.8 metres at 37 metres depth.

Early in the second quarter, exploration began in the El Cochi area, which lies in the 800 metre wide area between the Main Zone and the La India Zone, approximately 2 kilometres west of El Realito.  The results below are the first exploration results released by the Company for the El Cochi project.

Recent drilling focused mainly on extending mineralized intervals identified previously, as well as targeting intersections of interpreted northwest- and northeast-striking structural corridors.  An example of mineralization in a vertical breccia related to the faulting is hole INEC17-022 that intersected 3.00 g/t gold and 41 g/t silver over 4.6 metres at 37 metres depth, and 2.39 g/t gold and 6 g/t silver over 10.9 metres at 106 metres depth.  Approximately 300 metres to the northwest, INEC17-029 intersected shallow mineralization in a fragmental volcanic rock, dacitic lithic tuff; the hole intersected 0.70 g/t gold and 3 g/t silver over 18.0 metres at 11 metres depth.

It is anticipated that these results and further exploration drilling could significantly increase the mineral resources near the existing La India pits.

Chipriona Zone

The Chipriona satellite target is located approximately one kilometre north of La India.  Agnico Eagle acquired the Chipriona property in December 2016.  Mineralization at Chipriona consists of what appears to be structurally controlled gold and silver rich veins, stringers and breccia with significant sulphide zinc, lead and copper content.  A diamond drill program on Chipriona began in the second quarter of 2017.  Complete assay results have been received for the first seven drill holes; selected results are included in this new release.

Initial results at Chipriona have been encouraging.  Surface mapping and sampling have traced the Chipriona structural and mineralized corridor over a northwest strike length of at least 2,000 metres.  Surface rock samples have returned assay values up to 36.80 g/t gold and more than 1,500 g/t silver.

The first nine drill holes of the program have confirmed significant gold and silver mineralization along 1,200 metres of the corridor and from surface to a depth of 150 metres.  Strong mineralization has been intersected near surface for significant widths, such as hole CHP17-003 that intersected 2.47 g/t gold and 112 g/t silver over 19.3 metres at 40 metres depth.

As well, exploration potential of lower-grade mineralization was confirmed with drill hole CHP17-001 that intersected 0.58 g/t gold and 157 g/t silver over 6.3 metres at 44 metres depth.

The mineralized system remains open along strike, and shows significant potential at depth; parallel mineralized structures have not yet been tested.  The drill program is currently testing extensions of the mineralized system.

El Barqueno — Azteca-Zapoteca Zone Extended More Than 1,000 Metres onto Cuauhtémoc Claim

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014.  The 63,997-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  Exploration results for El Barqueno were last reported in the Company’s news release dated February 15, 2017.

The El Barqueno project contains a number of known mineralized zones and several prospects.  The project contains 301,100 ounces of gold in indicated mineral resources (8.4 million tonnes grading 1.11 g/t gold) and 362,000 ounces of gold in inferred mineral resources (7.2 million tonnes grading 1.56 g/t gold) as of December 31, 2016.  The indicated mineral resources are in the Azteca-Zapoteca and Pena de Oro zones, while the inferred mineral resources are in these two zones as well as the Angostura Zone, the Olmeca area (Socorro vein) and the El Rayo prospect.

From January through July 2017, 30,699 metres of drilling (91 holes) was completed with a focus on the extension of the Azteca-Zapoteca Zone, as well as at the Tecolote.

Gold and silver grades of recent intercepts from the recently explored Cuauhtémoc area are set out in the table below; the drill hole collar coordinates are set out in a table in the Appendix of this news release and the collars are located on the El Barqueno Project Local Geology Map.  All intercepts reported for the El Barqueno project show capped or uncapped grades (depending on the zone) over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the El Barqueno project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)	Copper grade (%) (uncapped)
AZP17-336*	Cuauhtémoc	204.0	211.0	201	4.1	1.78	46	0.43
AZP17-339*	Cuauhtémoc	130.0	155.3	145	18.8	0.94	12	0.73
including**		139.0	145.0	154	4.2	3.14	34	2.64
AZP17-341***	Cuauhtémoc	7.3	31.0	6	11.9	0.47	90	1.16
and***	Cuauhtémoc	86.0	94.0	82	5.1	1.12	104	0.09
AZP17-351**	Cuauhtémoc	240.8	254.5	195	9.7	3.86	31	0.69
including**		246.4	254.5	201	5.7	6.32	45	0.99
AZP17-353***	Cuauhtémoc	138.0	150.5	135	8.0	1.19	68	0.64
including**		139.5	146.0	133	4.2	2.19	108	0.93
AZP17-361	Cuauhtémoc	166.9	175.4	166	4.9	1.93	34	0.80
AZP17-363	Cuauhtémoc	31.0	47.0	34	12.3	1.44	69	0.21
including**		32.0	43.0	35	8.4	2.06	88	0.28
AZP17-368	Cuauhtémoc	167.8	181.0	148	9.3	1.66	61	0.75
including**		173.0	180.0	156	5.0	2.89	91	0.39
AZP17-370	Cuauhtémoc	347.0	360.0	254	6.9	0.86	23	0.49
including**		351.0	360.0	257	4.8	1.14	25	0.56

Grades in the Cuauhtémoc area are uncapped; cut-off grades used for each interval are:

*              0.2 g/t gold

**           0.4 g/t gold

***         20 g/t silver

[El Barqueno Project — Local Geology Map]

Cuauhtémoc Area

The Cuauhtémoc area covers the southwest extension of the Azteca-Zapoteca Zone.  Surface mapping, sampling and drilling have extended the gold-bearing Azteca structure by more than 1,000 metres to approximately 2,000 metres of east-west strike length immediately west of the 1,400-metre-long, northeast-striking Azteca-Zapoteca resource area, which means that the combined strike length of the Cuauhtemoc-Azteca-Zapoteca mineralized system is now 3.4 kilometres long.  In early March 2017, two drills began an initial 10,000 metre systematic drill program on an 80-metre grid pattern along a one kilometre strike length of the Azteca structure at Cuauhtémoc to a depth of 200 metres.  The number of drills has since been increased to three.

Recent diamond drilling at Cuauhtémoc has intersected the Azteca structure where it joins the Azteca vein, and they are partly overlain by up to 20 metre thick younger basaltic flows.  This vein progressively increases toward the west in its proportion of silver compared with gold, creating a wide, silver-mineralized envelope surrounding the central gold grades; this envelope extends up to tens of metres into the footwall and hanging-wall of the vein material.  Also noteworthy is the increasing base metal grade (copper, lead and zinc) in this area; the highest grades of base metals are associated with the flexure where the Azteca structure joins the Azteca-Zapoteca Zone.

In the eastern part of the Cuauhtémoc area are three holes that are only 80 metres west of the current Azteca zone intercepts, with strong mineralization between 34 and 201 metres depth.  For example, hole AZP17-339 intersected 0.94 g/t gold and 12 g/t silver over 18.8 metres at 145 metres depth, including 3.14 g/t gold and 34 g/t silver over 4.2 metres.

Approximately 340 metres west of AZP17-339 are three holes with intercepts of strong gold and silver grades at moderate depths, such as hole AZP17-368 that intersected 1.66 g/t gold and 61 g/t silver over 9.3 metres at 148 metres depth, including 2.89 g/t gold and 91 g/t silver over 5.0 metres.  These intersections confirm the continuity of the mineralization along the Azteca structure in the Cuauhtémoc area.

In the western extent of the Cuauhtémoc area approximately 160 metres west of AZP17-368, hole AZP17-351 intersected 3.86 g/t gold and 31 g/t silver over 9.7 metres at 195 metres depth, including 6.32 g/t gold and 45 g/t silver over 5.7 metres.

The farthest west drill results released to date are in hole AZP17-370 that reported 0.86 g/t gold and 23 g/t silver over 6.9 metres at 254 metres depth.  This is the deepest mineralized intersection in the western edge of the explored portion of the Azteca structure, leaving the mineralized structure open in this direction and at depth.

A deeper drill program has been planned as part of a follow-up program to test these extensions to the mineralized zone.

Tecolote

The current drill program, totaling 2,000 metres, is aimed at testing three polymetallic and precious metal-rich (gold, silver and copper) veins (Veta Grande, Veta Carmelita and Veta San Eusebio).  Surface mapping and sampling has defined an area of moderate to strong argillic alteration within feldspar-phyric andesite flows and a monzonite intrusion surrounding the veins; a channel sample of a vein hosted by andesite reported values up to 19.85 g/t gold and 386 g/t silver over 1 metre.  Drill results in this area will be reported when the initial drill program in completed.

Additional Information

Negotiations continue to finalize short- and long-term surface rights agreements for key areas for future exploration around the project.

Approximately 14,000 metres of additional drilling is expected to be completed by the end of 2017 at El Barqueno, principally at the Olmeca, Tierra Blanca, Azteca-Zapoteca, Cuauhtémoc, San Diego, Peña de Oro and Peña Blanca sectors in the central El Barqueno property, and the El Rayo prospects and the Tecolote-Tortuga areas in the south area of the El Barqueno project.  Exploration expenditures in 2017 are expected to total approximately $16.8 million.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine.  Conceptual mine design studies and additional metallurgical testing are ongoing at El Barqueno.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at September 1, 2017.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “indicate”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking project timelines; the estimated timing and conclusions of technical reports and other studies; the methods by which ore might be extracted or processed; statements concerning the Company’s plans to build operations at Amaruq, including the timing and funding thereof; statements concerning other expansion projects and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the upgrading or expansion thereof; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2016 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; the unfavorable outcome of litigation involving the Canadian Malartic General Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

Guy Gosselin, Vice-President Exploration for the Company, approved the scientific and technical information related to exploration in this news release.  Mr. Gosselin is a qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Daniel Doucet, Senior Corporate Director, Reserve Development for the Company, approved the scientific and technical information related to the Company’s mineral reserves and mineral resources.  Mr. Doucet is a qualified person as defined by NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Barsele project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AVA16-022	7215550	617321	306	221	-40	447
AVA16-024	7215718	616867	314	036	-45	75
AVA17-001	7215595	617227	312	041	-62	284
AVA17-004	7215617	617364	315	223	-47	472
AVA17-010	7215728	617349	329	218	-56	740
CNT16-011	7215376	618152	324	180	-52	651
CNT16-032	7214537	618952	327	036	-55	607
CNT17-006	7215291	618376	309	222	-50	618
CNT17-012	7214692	618496	335	40	-50	625
SKI16-002	7214411	619250	301	040	-55	899
SKI16-015	7214521	619300	292	042	-58	826
SKI17-003	7214520	619301	292	327	-54	772

*              Coordinate System Sweref 99

La India mine area exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
INMRC16-2262	3176300	706480	1,729	090	-70	140
INMRC17-2285	3176167	706999	1,710	000	-65	60
INMRC17-2287	3176600	706914	1,825	090	-80	112
INMRC17-2293	3176025	706550	1,647	000	-90	175
INMRC17-2303	3176275	706590	1,652	090	-75	217
INER16-001	3178037	708876	2,077	340	-70	233
INER16-003	3178200	708953	2,104	328	-60	222
INER16-008	3178038	708880	2,077	330	-75	268
INER16-010	3177768	709305	1,948	215	-60	81
INER16-018	3178154	708803	2,010	000	-90	266
INER17-073	3178375	709070	2,100	000	-50	110
INEC17-001	3178000	706640	1,650	270	-70	30
INEC17-022	3177887	706947	1,733	090	-50	123
INEC17-029	3178025	706700	1,666	090	-60	75
CHP17-001	3180948	706386	1,591	045	-45	201
CHP17-003	3180385	707029	1,541	045	-45	195
CHP17-006	3180813	706576	1,635	225	-45	156
CHP17-007	3180605	706731	1,568	225	-45	171

*              Coordinate System UTM NAD27 Mexico 12 Zone

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
AZP17-336	553763	2279557	1,282	155	-70	298
AZP17-339	553847	2279571	1,241	155	-55	246
AZP17-341	553202	2279440	1,293	155	-60	191
AZP17-351	553147	2279567	1,305	155	-60	564
AZP17-353	553429	2279540	1,277	155	-53	284
AZP17-361	553340	2279513	1,253	155	-50	207
AZP17-363	553883	2279478	1,287	155	-52	114
AZP17-368	553332	2279537	1,300	155	-53	302
AZP17-370	552879	2279608	1,209	155	-55	423

*              Coordinate System UTM WGS84 13N Zone